MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3RD Floor 1185 Avenue of the Americas New York, NY 10036

November 27, 2018

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Joseph Kempf, Senior Staff Accountant

Carlos Pacho, Senior Assistant Chief Accountant

Joshua Shainess, Attorney-Adviser

Celeste M. Murphy, Legal Branch Chief

Re: OneLife Technologies Corp.

Amendment No.3 to Form 10-KT

Filed November 8, 2018

File No. 000-55910

Dear Ms. Murphy:

OneLife Technologies Corp. (the “Company” or “OLMM”) would like to respond to your recent letter addressed to Robert Wagner, President of the Company, dated November 19, 2018 (the “SEC Letter”).  We have concurrently filed an Amendment No. 4 to the Form 10-KT (the “10-KT/A”) in response to the SEC Letter.  This response letter, along with the 10-KT/A, addresses the comments in the SEC Letter. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 3 to Form 10-KT

Strategic Partners, page 11

1. Revise your disclosure here to remove the representation that you have "nearly completed" the acquisition of Yinuo given the uncertainties you disclose on page 17, such as the fact that the company does not currently have the resources to engage an auditor or law firm for certain key milestones of the acquisition and the possible change in transaction structure.

We have revised the disclosure in the 10-KT/A to state that we are still contemplating the Yinuo acquisition. We have also added disclosure regarding the variables related to such an acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 16

2. We note your response to prior comment 1 and we reissue our comment in part. In light of your disclosure that the planned acquisition is important to the success of the company, you should revise to address the impact should the acquisition not close, including any potential adverse effects on the company. In that respect, we note your disclosure that the company will benefit from the planned acquisition through Yinuo's employees and that Yinuo may become the company's distribution channel of newly emerging products to the Chinese market.

We have revised the disclosure in the 10-KT/A to state that we are still contemplating the Yinuo acquisition agreement and remain unsure as to the importance of the acquisition to the success of the Company.  We have also added disclosure regarding the variables related to such an acquisition and the potential results thereof.

Matthew McMurdo, Esq.

NEW YORK

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo

Matthew McMurdo, Esq.

cc:Robert Wagner, President

OneLife Technologies Corp.

Matthew McMurdo, Esq.

NEW YORK